FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of October 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on October 1, 2010, by Panasonic Corporation (the registrant), announced conclusion of plea agreement with the United States Department of Justice regarding compressors for refrigerators.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: October 4, 2010

October 1, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205)	Yuko Iwatsu (U.S.) Panasonic Finance (America), Inc. (Tel: +1-212-698-1360)
Jim Reilly (U.S.) (Tel: +1-201-392-6067) Anne Guennewig (Europe) (Tel: +49-611-235-457)	Hiroko Carvell (Europe) Panasonic Finance (Europe) plc (Tel: +44-20-3008-6887)

Panasonic Announces Conclusion of Plea Agreement with the United

States Department of Justice Regarding Compressors for Refrigerators

Osaka, Japan, October 1, 2010 – Panasonic Corporation (NYSE:PC/TSE:6752, “Panasonic”) announced today that it has entered into a plea agreement with the United States Department of Justice, agreeing to pay $49.1 million in fines to resolve claims that its household refrigerator compressor business unit engaged in certain anticompetitive activity regarding price fixing with other compressor manufacturers.

The Department of Justice has been investigating pricing practices of compressor manufacturers, including Panasonic, since February 2009, and Panasonic has cooperated fully in this investigation. Panasonic entered into the plea agreement after carefully taking into consideration the applicable laws and related regulations, the facts, and other factors.

There shall be no material effect on the financial outlook for the fiscal year ending March 31, 2011 as a result of this payment.

It is the policy of Panasonic Corporation to comply with all applicable laws and regulations, including antitrust regulations. Panasonic takes this matter seriously and will make every effort to maintain the public’s confidence.

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.42 trillion yen (US$79.4 billion) for the year ended March 31, 2010. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

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